Mail Stop 3561

								February 9, 2006

Michael S. Zuckert
General Counsel, Finance and Capital Markets
Citigroup Inc.
425 Park Avenue
New York, NY 10043

      Re:	Citicorp Mortgage Securities, Inc.
		Amendment No. 1 to Registration Statement on Form S-3
		Filed February 1, 2006
		File No. 333-130333

Dear Mr. Zuckert:

	We have reviewed your responses to the comments in our letter dated January 10, 2006 and have the following additional comments.

General
1. We note from your response to comment 3 of our letter dated January 10, 2006 that some filings for Citigroup Mortgage Loan Trust
Inc. were filed under the wrong CIK code. Please provide us with a list of filings that were filed under the wrong CIK code and tell us which CIK code they were filed under. Additionally, tell us if and when these filings were subsequently made under the correct CIK code.

Base Prospectus

Allocations
Interest Allocations, page 41
2. We note your response to comment 12 of out letter dated January 10, 2006. Please confirm that any additional indices you may use will be indices that reflect payments of interest based on debt transactions and not based on a securities or commodities index.

3. We reissue comment 13 of our letter dated January 10, 2006.
Item
1107(j) of Regulation AB requires that you disclose the amount of expenses incurred in connection with the selection and acquisition of the pool assets if such expenses are payable from offering proceeds, and that if such expenses are paid to the sponsor, servicer, depositor, issuing entity, originator, underwriter or any affiliate of the foregoing, you separately identify the type and amount of expenses paid to each party. As your revised disclosure indicates that a portion of the offering proceeds will be used to pay expenses related to the issuance, please either revise to provide the information required by Item 1107(j) or advise as to why such disclosure is not necessary.

*  *  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact John Stickel at (202) 551-3324 or me at (202) 551-3454 if you have any questions.


								Sincerely,



								Sara D. Kalin
								Branch Chief-Legal


cc:	Via Facsimile (646) 291-1432
	Howard Darmstadter
	Senior Counsel - Corporate Law
	Citigroup Inc.
	425 Park Avenue, 2nd Floor
	New York, NY 10043

Citicorp Mortgage Securities, Inc.
February 9, 2006
Page 1